Exhibit 99.7

Rule 13a-14(b) Certification - CFO

In connection with the annual report of Agnico Eagle Mines Limited (the “Company”) on Form 40-F for the fiscal year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jamie Porter, the Executive Vice-President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Toronto, Canada

March 19, 2026

/s/ Jamie Porter
Jamie Porter
Executive Vice-President, Finance and Chief Financial Officer